Exhibit 99.62

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Names Joseph Sullivan, Experienced Global
Pharmaceutical and Vaccine Executive, as Senior Vice President, Business
Development

Mr. Sullivan Brings Broad Experience from Merck & Co. to His Role at Immunovaccine as Company’s Late Stage Clinical Programs and Partnering Efforts Continue to Advance

Halifax, Nova Scotia; January 18, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that it has appointed Joseph Sullivan to the newly created role of Senior Vice President, Business Development, effective January 22, 2018. Mr. Sullivan brings over 25 years of global pharmaceutical and vaccine experience with Merck & Co, Inc. to his new position at Immunovaccine. His experience includes launching two blockbuster products, licensing new indications, growing business franchises, and forming external collaborations to expand market access.

At Immunovaccine, he will be responsible for providing strategic and operational leadership for the Company’s business development efforts. This includes expanding late stage candidate development and preparation for commercialization, as well as forging strategic commercial partnerships to support further advancement of the Company’s clinical assets and platform.

“Joe is a seasoned corporate development leader in the pharmaceutical and vaccine industry,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “His experience, relationships, and reputation for strategic and operational excellence will be crucial as we move into a pivotal year for Immunovaccine. We look forward to his contributions in establishing strategic partnerships with other industry leaders as we bring our clinical lead asset towards late stage development.”

Mr. Sullivan’s pharmaceutical career has focused on leading product teams and external collaborations, identifying novel vaccine targets and technologies for development, and operationalizing global launch and commercialization plans. Most recently, he served as the Executive Director, Partner Strategy and Implementation Lead, at Merck & Co Inc. Prior to holding that position, he led the New Vaccines Product Group responsible for commercial direction of new vaccine development. His breadth of commercial experience includes leading the introduction of Gardasil® in the US, which achieved over $1 billion of revenue in the first year, and the expansion of Singulair® into the respiratory markets.i

“The vaccine and immunotherapy space is very dynamic and continues to rapidly advance to address unmet medical needs. Immunovaccine’s product research and clinical development achievements thus far, including the DepoVax technology, may offer healthcare providers much-needed new options for their patients’ care,” said Mr. Sullivan. “I am excited to be part of this team and intend to leverage my broad experience with industry and major stakeholders to help accelerate the growth and realize the potential of this Company and its programs.”

Mr. Sullivan has an M.B.A. from Cornell University, and B.A. from Hamilton College. Prior to graduate school, he was an Associate in Venture Capital & Investment Banking with Allen & Company Inc., and completed the financial management training program at GE Company.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an inn ovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zi ka virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

i Gardasil® and Singulair® are registered trademarks of Merck and Co., Inc.